

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2014

Via E-mail
Ron Bentsur
Chief Executive Officer
Keryx Biopharmaceuticals, Inc.
750 Lexington Ave., 20th Floor
New York, NY 10022

Re: Keryx Biopharmaceuticals, Inc.
Annual Report on Form 10-K
Filed March 12, 2013
File No. 000-30929

Dear Mr. Bentsur:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
James Oliviero
Chief Financial Officer
Keryx Biopharmaceuticals, Inc.
750 Lexington Ave., 20th Floor
New York, NY 10022